UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                               For March 29, 2004



                                   BUNZL PLC
             (Exact name of Registrant as specified in its charter)


                                    ENGLAND
                (Jurisdiction of incorporation or organisation)

                        110 Park Street, London W1K 6NX
                    (Address of principal executive offices)



(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X..   Form 40-F.....

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                               Yes .....   No ..X..

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): )


                                 NOT APPLICABLE



                                     INDEX

Description

1.  Press release dated March 29, 2004 - Holding(s) in Company



                                  SCHEDULE 10

                   NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

BUNZL PLC

2. Name of shareholder having a major interest

FMR CORP AND ITS DIRECT AND INDIRECT SUBSIDIARIES AND FIDELITY INTERNATIONAL LIMITED AND ITS DIRECT AND INDIRECT SUBSIDIARIES

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

NON-BENEFICIAL INTERESTS REPRESENTING FUNDS UNDER MANAGEMENT HELD ON BEHALF OF CLIENTS

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them


NOMINEE/REGISTERED NAME                                            SHARES HELD

STATE STREET NOMINEES LTD                                                9,900
HSBC CLIENT HOLDINGS NOMINEE (UK) LTD                                      100
CLYDESDALE BANK (HEAD OFFICE) NOMINEES LTD                              79,017
CHASE MANHATTAN BANK LONDON                                          1,748,000
BANK OF NEW YORK LONDON                                                154,600
NORTHERN TRUST                                                          86,500
DEUTCHE BANK                                                            20,000
CITIBANK                                                                32,400
BANKERS TRUST                                                        1,588,814
CHASE NOMINEES LTD                                                   1,267,522
NORTRUST NOMINEES LTD                                                  440,700
BT GLOBENET NOMINEES LTD                                               197,780
NORTHERN TRUST                                                         727,954
BANK OF NEW YORK EUROPE                                                101,516
CHASE MANHATTAN BANK LONDON                                            275,979
BANK OF NEW YORK LONDON                                                436,000
DEUTCHE BANK                                                            74,000
STATE STREET BANK & TRUST                                               41,600
MELLON NOMINEES LTD                                                     38,600
BANK OF NEW YORK BRUSSELS                                              218,256
HSBC CLIENT HOLDINGS NOMINEE (UK) LTD                                6,438,919
DEUTCHE BANK AG, LONDON                                                 42,267
CITIBANK                                                               175,051
CLYDESDALE BANK (HEAD OFFICE) NOMINEES LTD                             254,900
                                                                    ------------
                                                     TOTAL          14,450,375
                                                                    ============


5. Number of shares / amount of stock acquired

941,595 SINCE LAST NOTIFICATION

6. Percentage of issued class

0.209%

7. Number of shares / amount of stock disposed

N/A

8. Percentage of issued class

N/A

9. Class of security

ORDINARY SHARES OF 25P

10. Date of transaction

26 MARCH 2004

11. Date company informed

29 MARCH 2004

12. Total holding following this notification

14,450,375

13. Total percentage holding of issued class following this notification

3.22%

14. Any additional information

N/A

15. Name of contact and telephone number for queries

MR P HUSSEY - 020 7495 4950

16. Name and signature of authorised company official responsible for making this notification

MR P N HUSSEY, COMPANY SECRETARY & GROUP LEGAL ADVISER

Date of notification

29 MARCH 2004

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.




                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                              BUNZL PLC


Date:  March 29, 2004                         By:__/s/ Anthony Habgood__

                                              Title:   Chairman